NT 10-K
                           NOTIFICATION ON LATE FILING


                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                 SEC FILE NUMBER
                                     0-23908
                                  CUSIP NUMBER
                                      none
(Check One):
|_| Form 10-K and Form 10-KSB
|_| Form 20-F
|_| Form 11-K
|X| Form 10-Q and Form 10-QSB
|_| Form N-SAR
         For the Quarter Ended:  June 30, 2006

|_| Transition  Report on Form  10-K
|_| Transition  Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
         For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information
         Full Name of Registrant

         WNC CALIFORNIA HOUSING TAX CREDITS III L.P.

                            Former Name if Applicable

                     Address of Principal Executive Office
                  (Street and Number) City, State and Zip Code

              17782 SKY PARK CIRCLE, IRVINE, CALIFORNIA 92614-6404

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

The Registrant has been unable to file its annual report on Form 10-K for the period ended March 31, 2006 as it has been unable to obtain all information needed from certain Local Limited Partnerships in order to file the annual report in accordance with the Standards of the Public Company Accounting Oversight Board. The Registrant continues to seek such information. The Registrant will file the Form 10-K upon receiving the necessary information, and thereafter will file the quarterly report on Form 10-Q for the period ended June 30, 2006.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification.

     Thomas J. Riha
     (714)  662-5565 ext 114

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |_| Yes |X| No

        Form 10-K Annual Report for year ending March 31, 2006

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     WNC CALIFORNIA HOUSING TAX CREDITS III L.P. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

WNC CALIFORNIA HOUSING TAX CREDITS III L.P.

By:  WNC California Tax Credit Partners III, L.P.    General Partner

By:  WNC & Associates, Inc.                          General Partner



By: /s/ Thomas J. Riha
   ---------------------
Thomas J. Riha  Senior Vice President - Chief Financial Officer

Date: August 11, 2006